Ant 3/18/2002

02021438

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15847

RECEIVED MAR 07 2002 143 SEC PROCESSING SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Financial Service Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Franklin Square
(No. and Street)

Springfield (City) IL (State) 62713-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy L. Keith (217) 747-3263
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

233 South Wacker (Address) Chicago (City) IL (State) 60606-6301 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

OATH OR AFFIRMATION

I, Kathy L. Keith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Financial Service Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Kathy L Keith
Signature

Treasurer
Title

Susan Bachmann
Notary Public

OFFICIAL SEAL
SUSAN BACHMANN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-21-2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent auditor's report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN FINANCIAL SERVICES CORPORATION

Audited Financial Statements and Supplementary Information

December 31, 2001

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Franklin Financial Services Corporation

We have audited the accompanying statement of financial condition of Franklin Financial Services Corporation (a wholly-owned subsidiary of The Franklin Life Insurance Company) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Financial Services Corporation at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERNST & YOUNG LLP

Ernst & Young LLP

Chicago, Illinois
February 6, 2002

FRANKLIN FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

Assets:		
Cash and short-term investments		$ 4,822,736
Corporate bonds - at fair value (amortized cost--$342,753)		355,089
Interest receivable		9,598
Commissions receivable from affiliates		935,273
Other commissions receivable		1,462,906
Other assets		223,065
Federal income tax receivable		337,000
Total assets		$ 8,145,667
Liabilities and Shareholder's Equity:		
Liabilities:		
Commissions payable		$ 2,994,467
Due to parent company		498,749
Accrued taxes		52,640
Deferred federal income taxes		5,000
Other liabilities		1,630
Total liabilities		3,552,486
Shareholder's Equity:		
Common stock, par value $10 per share: Authorized, issued and outstanding 1,000 shares	$ 10,000	
Additional paid-in capital	815,000	
Retained earnings	3,768,181	
		4,593,181
Total liabilities and shareholder's equity		$ 8,145,667

See notes to financial statements.

FRANKLIN FINANCIAL SERVICES CORPORATION
STATEMENT OF OPERATIONS

Year Ended December 31, 2001

Income:		
Distribution fees		$ 61,326,861
Investment income		171,767
Miscellaneous income		12,734
		61,511,362
Change in unrealized appreciation of investments		(1,008)
		61,510,354
Expenses:		
Commissions		56,670,971
Administrative and general		5,750,154
		62,421,125
Loss before income taxes		(910,771)
Income tax (benefit) - current		
Federal	$ (352,553)	
State	76,081	
		(276,472)
Net loss		$ (634,299)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 10,000	$ 815,000	$ 4,902,480	$ 5,727,480
Net loss	-	-	(634,299)	(634,299)
Dividends paid	-	-	(500,000)	(500,000)
Balance at December 31, 2001	$ 10,000	$ 815,000	$ 3,768,181	$ 4,593,181

See notes to financial statements.

FRANKLIN FINANCIAL SERVICES CORPORATION

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (634,299)
Adjustments to reconcile net loss to net cash used by operating activities:	
Change in unrealized appreciation of investments	1,008
Change in commissions payable	(1,040,045)
Change in tax amounts	(352,023)
Change in interest receivable and other assets	(100,551)
Change in commissions receivable	1,072,920
Change in due to parent company and other liabilities	345,487
Amortization and other	(2,999)
Net cash used by operating activities	(710,502)
Cash flows from financing activities: dividends paid	(500,000)
Net change in cash and short-term investments	(1,210,502)
Cash and short-term investments at beginning of year	6,033,238
Cash and short-term investments at end of year	$ 4,822,736
Cash paid during the year for income taxes	$ 85,528

See notes to financial statements.

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Franklin Financial Services Corporation (FFSC), a wholly owned subsidiary of The Franklin Life Insurance Company (The Franklin), is a registered broker-dealer in securities under the Securities Exchange Act of 1934. FFSC introduces all of its securities business on a fully disclosed basis to an unrelated broker-dealer. FFSC's operations also include the sale and distribution of variable annuity and variable life products of various wholly owned subsidiaries of American International Group, Inc. (AIG), FFSC's ultimate parent. In addition, FFSC, through its sales representatives, is authorized to distribute shares of various securities issued by registered investment companies.

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates as more information becomes known.

Distribution Fees: All distribution fees received by FFSC represent sales charges earned under the respective sales and distribution agreements. All fees are recorded when earned on a trade date basis.

Valuation of Investments: Corporate bonds, all of which are listed on national securities exchanges, are valued at closing sales prices, except that when there are no sales on that date the values are based on bid prices.

Short-term Investments: Short-term investments represent all securities with a maturity date of 30 days or less when issued.

NOTE B--NET CAPITAL

FFSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to use the basic method as permitted by this rule. Under this rule, FFSC is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), as these terms are defined.

At December 31, 2001, FFSC had net capital of $ 4,030,000 and net capital requirements of $ 236,000. FFSC's ratio of aggregate indebtedness to net capital was .9 to 1 at December 31, 2001.

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2001

NOTE C--INCOME TAXES

Deferred taxes are established for temporary differences between financial and tax reporting bases. These amounts reflect the enacted tax rates expected to be in effect when the temporary differences reverse. The deferred tax liability at December 31, 2001 relates principally to unrealized appreciation on corporate bonds. Differences between the Company's federal statutory tax rate and its effective rate is attributable primarily to state income taxes.

FFSC files a separate federal tax return.

NOTE D--RELATED PARTY TRANSACTIONS

FFSC has no full-time employees or office facilities. General and administrative expenses are allocated to FFSC from The Franklin and American General Life Companies, an affiliated service company, based upon hours worked by administrative personnel. Allocated expenses for 2001 amounted to $ 4,936,000.

Included in distribution fees is $32,567,000 representing fees earned from sales of products of affiliated companies.

NOTE E--MERGER DISCLOSURE

On August 29, 2001, American General Corporation (AGC), FFSC's ultimate parent company at the time, was acquired by AIG, a Delaware corporation. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in an exchange for all the outstanding common stock of AGC, based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock.

Supplementary Information

FRANKLIN FINANCIAL SERVICES CORPORATION

SCHEDULE I

December 31, 2001

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1

Aggregate Indebtedness:	
Commissions payable	$ 2,994,467
Due to parent company	498,749
Accrued taxes	52,640
Other liabilities	1,630
Total aggregate indebtedness	$ 3,547,486
Net capital:	
Shareholder's equity	$ 4,593,181
Less:	
Nonallowable assets	550,146
Haircuts on securities:	
Corporate bonds	13,251
Net capital	4,029,784
Net Capital Required (greater of $50,000 or 6-2/3% of $3,547,486)	236,499
Excess net capital	$ 3,793,285
Ratio of Aggregate Indebtedness to Net Capital	.88

STATEMENT RELATING TO CERTAIN DETERMINATIONS REQUIRED UNDER RULE17a-5(d)(4)

The computation of net capital under Rule 15c3-1 does not differ materially from the amount shown by FFSC in Part IIA of its completed Form X-17a-5 for the quarter ended December 31, 2001.

STATEMENT RELATING TO CERTAIN DETERMINATIONS REQUIRED UNDER RULE 15c3-3

FFSC is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under section (k)2(ii) of that Rule.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

Board of Directors
Franklin Financial Services Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Franklin Financial Services Corporation (FFSC) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by FFSC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because FFSC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FFSC in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of FFSC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which FFSC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that FFSC's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP

Ernst & Young LLP

Chicago, Illinois
February 6, 2002